SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TELETOUCH COMMUNICATIONS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
87951V 10 7
(CUSIP Number)
David W. Knickel
c/o Stratford Capital Partners, L.P.
200 Crescent Court, Suite 1600
Dallas, Texas 75201
(214) 740-7300
Raymond C. Hemmig
c/o Retail & Restaurant Growth Capital, L.P.
2701 E. Plano Pkwy, Suite 200
Plano, TX 75074
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
copy to:
Christopher R. Rowley
Vinson & Elkins LLP
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201-2975
(214) 220-7700
August 24, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	87951V 10 7	13 D

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Partners, L.P./ 75-0476592

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,610,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON

PN
(1)    As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13 D

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital GP Associates, L.P./ 75-2606990

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,610,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON

PN
(1)    As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13 D

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Corporation / 75-2612425

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,610,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,610,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,610,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14	TYPE OF REPORTING PERSON

CO
(1)    As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by Stratford. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13 D

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Capital, L.P. / 75-2623610

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,740,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,740,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,740,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON

PN
(1)    As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by RRGC. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13 D

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Partners, L.P. / 75-2623607

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,740,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,740,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,740,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON

PN
(1)    As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by RRGC. The relationship of the parties filing this Schedule 13D is described in Item 2.

CUSIP No.	87951V 10 7	13 D

1	NAMES OF REPORTING PERSONS/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Management, Inc. / 75-2623606

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,740,000 Shares of Common Stock (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,740,000 Shares of Common Stock (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,740,000 Shares of Common Stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%

14	TYPE OF REPORTING PERSON

CO
(1)    As described in Item 3 below, in connection with the reorganization of Progressive Concepts Communications, Inc., Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of Teletouch Communications, Inc. These shares are held of record by RRGC. The relationship of the parties filing this Schedule 13D is described in Item 2.

AMENDMENT NO. 2 TO SCHEDULE 13D
     This Amendment No. 2 to Schedule 13D (this “Second Amendment”) amends the Schedule 13D originally filed on August 21, 2006, as amended by Amendment No. 1 on August 28, 2006, (collectively, the “Schedule 13D”).
Item 1. Security and Issuer
     The class of securities to which this Second Amendment relates is common stock, par value $.001 per share (“Common Stock”), of Teletouch Communications, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5718 Airport Freeway, Fort Worth, Texas 76117.
Item 2. Identity and Background
     (a) through (f)
     This Second Amendment is filed jointly by Stratford Capital Partners, L.P., a Texas limited partnership (“Stratford”); Stratford Capital GP Associates, L.P, a Texas limited partnership and Stratford’s general partner (“Capital GP”); Stratford Capital Corporation, a Texas corporation and the general partner of Capital GP (“Stratford Corp.”); Retail & Restaurant Growth Capital, L.P., a Delaware limited partnership (“RRGC”); Retail & Restaurant Growth Partners, L.P., a Delaware limited partnership and the general partner of RRGC (“RRGC GP”); and Retail & Restaurant Growth Management, Inc., a Delaware corporation and the general partner of RRGC GP (“RRGC Corp.,” and together with Stratford, Capital GP, Stratford Corp., RRGC and RRGC GP, the “Filing Parties”).
     Item 2 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Second Amendment, as follows:
     Stratford was formed in 1995 as a federal licensee under the Small Business Investment Act of 1958 to acquire, hold, vote, sell or otherwise dispose of direct or indirect debt and equity interests in qualified small businesses. On October 26, 2006, Stratford terminated its Small Business Investment Company license and ceased to be classified or operate as a Small Business Investment Company.
     RRGC was formed in 1995 to invest in retail and restaurant companies and in 1996 became a federal licensee under the Small Business Investment Act of 1958.
     On April 30, 2001, Stratford loaned $4,500,000 and RRGC loaned $3,000,000 to Progressive Concepts, Inc., a Texas corporation (“PCI”), pursuant to a Note Purchase Agreement and certain related security agreements between PCI, as borrower, Progressive Concepts Communications, Inc., a Delaware corporation and the parent corporation of PCI (the “PCCI”), RRGC and Stratford. Stratford and RRGC also received certain warrants to purchase shares of PCCI in connection with the loan. The agreements entered into in connection with this transaction, including the warrant agreement, are referred to collectively herein as the “Loan Documents.”
     On August 11, 2006, in connection with a reorganization among entities under common control with PCCI effected by PCCI, Stratford and RRGC entered into a Debt Exchange and Loan Document Termination Agreement (the “Exchange Agreement”), between Stratford, RRGC, PCI, PCCI, Robert M. McMurrey and TLL Partners, L.L.C., a Delaware limited liability company (“TLL Partners”), pursuant to which TLL Partners conveyed to Stratford 2,610,000 and to RRGC 1,740,000 shares of Common Stock of the Issuer and certain Series A Preferred Units (the “Preferred Units”) representing preferred membership interests in TLL Partners in exchange for the termination of all obligations of PCI under the Loan Documents. TLL Partners has the right to redeem the Preferred Units at any time for cash equal to the liquidation preference of the Preferred Units plus accrued dividends, subject to satisfaction of certain senior secured debt of TLL Partners. If the Preferred Units are not redeemed by TLL Partners by August 11, 2008, subject to satisfaction of certain senior secured debt of TLL Partners, Stratford and RRGC may require TLL Partners to redeem the Preferred Units for shares of Common Stock, if any, held by TLL Partners at the time of exercise of such redemption such that Stratford and RRGC would receive a number of shares of Common Stock equal to the liquidation preference of their Preferred Units divided by the market price of Common Stock at such time. As of August 11, 2006, the liquidation preference of the Preferred Units issued to Stratford was equal to $5,851,234 and the liquidation preference of the

Preferred Units issued to RRGC was equal to $3,900,823, with the Preferred Units accruing cumulative dividends at a rate of 12.5% per annum.
     The principal business of each of the other Filing Parties is as follows:
•	Capital GP is the general partner of Stratford and in such capacity, controls the activities of Stratford;

•	Stratford Corp. is the general partner of Capital GP and in such capacity, controls the activities of Capital GP;

•	RRGC GP is the general partner of RRGC and in such capacity, controls the activities of RRGC;

•	RRGC Corp. is the general partner of RRGC GP and in such capacity, controls the activities of RRGC GP.
     The business address of Stratford, Capital GP and Stratford Corp. is 200 Crescent Court, Suite 1600, Dallas, Texas 75201, and the business address of RRGC, RRGC GP and RRGC Corp. is 2701 E. Plano Pkwy, Suite 200, Plano, TX 75074.
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of Stratford Corp. and RRGC Corp. (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Second Amendment, as follows:
     As provided in the Exchange Agreement, in exchange for the termination of all obligations under the Loan Documents, TLL Partners conveyed to Stratford 2,610,000 and to RRGC 1,740,000 shares of Common Stock of the Issuer and certain limited liability company membership interests in TLL Partners.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Second Amendment, as follows:
     On August 11, 2006, Stratford acquired 2,610,000 and RRGC acquired 1,740,000 shares of Common Stock of the Issuer for investment purposes as partial consideration for the termination of all obligations under the Loan Documents as provided in the Exchange Agreement. The Filing Parties retain the right to change their investment intent.
     The Filing Parties may make additional purchases of Common Stock either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
(a)	None.

(b)	None.

(c)	None.

(d)	The Filing Parties are in disagreement with the direction taken by the Issuer’s board of directors. The Filing Parties now seek to pursue the appointment of one or more directors to the board. On August 24, 2010, Stratford and RRGC, acting together, submitted a shareholder proposal to the Issuer for consideration at the Issuer’s 2010 Annual Meeting of Shareholders seeking the appointment of its representatives to the Issuer’s board of directors, which is included as Exhibit B (the “Proposal”). Subsequently on September 23, 2010, Stratford and RRGC withdrew the Proposal from consideration by notice delivered to the issuer. The Filing Parties may make similar proposals, formal or informal, to the Issuer in the future.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)	In determining from time to time whether to sell the Common Stock reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and supplemented, with effect from the date of this Second Amendment, as follows:
     (a) and (b)
     Stratford is the record and beneficial owner of 2,610,000 shares of Common Stock of the Issuer, which represents approximately 5.3% of the outstanding Common Stock of the Issuer, and RRGC is the record and beneficial owner of 1,740,000 shares of Common Stock of the Issuer, which represents approximately 3.6%1 of the outstanding Common Stock of the Issuer.
     As a result of Capital GP being the general partner of Stratford and Stratford Corp. being the general partner of Capital GP, and as a result of RRGC GP being the general partner of RRGC and RRGC Corp. being the general partner of RRGC GP, as described in Item 2, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Stock held of record by Stratford and RRGC, respectively.

1	Based on 48,739,002 shares of Common Stock outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010.

     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in Item 4 above, this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule I to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Stock.
(c)	There have been no reportable transactions with respect to the Common Stock within the last 60 days by the Filing Parties except for the acquisition of beneficial ownership of Common Stock being reported on this Schedule 13D.

(d)	No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock owned of record by Stratford.

(e)	Not applicable.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement.

Exhibit B	Shareholder Proposal (subsequently withdrawn)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: September 24, 2010

STRATFORD CAPITAL PARTNERS, L.P.
By:	Stratford Capital GP Associates, L.P., its general partner

By:	Stratford Capital Corporation, its general partner

By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL GP ASSOCIATES, L.P.
By:	Stratford Capital Corporation, its general partner

By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL CORPORATION
By:	/s/ David W. Knickel
David W. Knickel, Vice President

RETAIL & RESTAURANT GROWTH CAPITAL, L.P.
By:	Retail & Restaurant Growth
Partners, L.P., its general partner

By:	Retail & Restaurant Growth Management, Inc., its general partner

By:	/s/ Raymond Hemmig
Raymond Hemmig, Chairman and CEO

RETAIL & RESTAURANT GROWTH PARTNERS, L.P.
By:	Retail & Restaurant Growth Management, Inc., its general partner

By:	/s/ Raymond Hemmig
Raymond Hemmig, Chairman and CEO

S-1

RETAIL & RESTAURANT GROWTH MANAGEMENT, INC.
By:	/s/ Raymond Hemmig
Raymond Hemmig, Chairman and CEO

S-2

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
Stratford Capital Corporation

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned

John R. Muse	Director and President	-0-

Jack D. Furst	Director	-0-

David W. Knickel	Vice President, Chief Financial Officer, and Secretary	-0-

William G. Neisel	Treasurer, Compliance Officer, and Assistant Secretary	-0-

Linda R. Thompson	Fund Controller	-0-
     Each of the above listed officers is a United States citizen.
     The principal business address for each of the persons listed above is c/o HM Capital Partners, LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
Retail & Restaurant Growth Management, Inc.

Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned

Raymond Hemmig	Chairman & CEO	-0-

Joseph L. Harberg	President	-0-

Mark Masinter	Sr. Vice President	-0-

J. Eric Lawrence	Sr. Vice President	-0-
     Each of the above listed officers is a United States citizen.
     The principal business address for each of the persons listed above is c/o 2701 E. Plano Pkwy, Suite 200, Plano, TX 75074.

Schedule I